Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: (55 61) 3429-5673

        Telemig Celular Participações S.A. adjusts its Fiscal Council to perform Audit Committee activities

Brasília, Brazil, August 4, 2005 – Telemig Celular Participações S.A. (BOVESPA:  TMCP3 (Common Shares)/TMCP4 (Preferred Shares); NYSE: TMB), the holding company of wireless telecommunication service provider in the state of Minas Gerais in Brazil, informs that the Company’s Board of Directors and Fiscal Council, in a jointly meeting held on July 29, 2005, resolved upon the following issues (i) the nomination of the Fiscal Council to perform Audit Committee activities in the Company and (ii) the adoption of measures required from the Company to comply with the requirements of Section 301 of the Sarbanes-Oxley Act, pursuant to the rules of the Securities and Exchange Commission and the New York Stock Exchange.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.